Global X Funds
600 Lexington Avenue, 20th Fl
New York, NY 10022

October 9, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attention: Office of Filings, Information & Consumer Services

RE: Global X Funds (“Trust”) – Fidelity Bond – (Bond No. 6214354)
Ladies and Gentlemen:

Global X Funds (the “Trust”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Fund’s fidelity bond for the 2018-2019 year:

1.	A copy of the bond coverage for the Trust (the “Bond”) (attached as Exhibit 1).

2.
A copy of the Board meeting resolutions, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Trust (attached as Exhibit 2).

3.	The premium for the Bond has been paid for October 10, 2018 through October 10, 2019.

No fee is required in connection with this filing. If you have any questions relating to this filing, please do not hesitate to contact me at (646) 716-3239.

Sincerely,
/s/ Lisa K. Whittaker
Lisa K. Whittaker